CROWDFUNDER FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2018

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
Hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFI Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Traction Ave, Suite #3A
(No. and Street)

(City)	(State)	(Zip Code)
Los Angeles	**CA**	**90013-1816**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton **603-379-2478**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal & Company LLC
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
101 Parklane Blvd., Suite 201	**Sugar Land**	**TX**	**77478**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Daniel Beaton__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CFI Securities__ , as

of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Brandon J. Sheldon
Notary Public, State of New Hampshire
My Commission Expires Dec. 03, 2019

_____
Notary Public

_____
Signature

FINOP
_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
CFI Securities, Inc.
830 Traction Avenue, Suite 3A
Los Angeles CA 90013

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of CFI Securities, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholder's deficit, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.



Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern.

As discussed in Note 3 to the financial statements, the Company is restating its opening stockholder's equity balance due to improperly capitalized organizational costs recorded in the prior period.

The notes to the financial statements (Note 3) and the supplementary information contained in the supplemental schedules pursuant to Uniform Net Capital Rule 15c3-1 note that from February 13, 2018 through December 31, 2018 the Company's net capital was below its minimum net capital requirement. The Company has made notice pursuant to SEC Rule 17a-11. Our opinion is not modified with respect to these matters.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the CFI Securities, Inc.'s auditor since 2018.

Sugar Land, TX

April 11, 2019

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

ASSETS

Cash	$	15,097
Total assets	$	15,097

LIABILITIES AND STOCKHOLDER'S DEFICIT

Accounts payable and accrued expenses	$	8,608
Related party payable		7,000
Total liabilities		15,608
Capital Stock		112,781
Additional Paid in Capital		56,145
Retained deficit		(169,437)
Total stockholder's deficit		(511)
Total liabilities and stockholder's deficit	$	15,097

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year ended December 31, 2018

Revenues:		
Placement fees	$	-
Operating expenses:		
Professional fees		33,700
Regulatory fees		9,501
Bad debts		2,400
Office expenses		2,194
Communications		1,729
		49,524
Net loss	$	(49,524)

See notes to financial statements

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT
For the Year ended December 31, 2018

	Common Stock	Additional Paid in Capital	Accumulated Losses	Total Stockholder's Equity/(Deficit)
Balance at December 31, 2017	$ 112,781	$ 26,195	$ (50,988)	$ 87,988
Restatement (Footnote 3)			$ (68,925)	
Restated balance as of January 1, 2018	$ 112,781	$ 26,195	$ (119,913)	$ 19,063
Net loss		-	(49,524)	(49,524)
Contributed capital		29,950	-	29,950
Balance at December 31, 2018	$ 112,781	$ 56,145	$ (169,437)	$ (511)

See notes to financial statements

CROWDFUNDER FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(49,524)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Accounts receivable		2,400
Prepaid expenses		7,134
Accounts payable and accrued expenses		3,708
Related party payable		7,000
Net cash used by operating activities		(29,282)
Cash flows from financing activities:		
Contributions from members		29,950
Net cash provided by financing activities		29,950
Net decrease in cash during the year		668
Cash, beginning of year		14,429
Cash, end of year	$	15,097

CROWDFUNDER FINANCIAL SERVICES, INC.

<u>**NOTES TO FINANCIAL STATEMENTS**</u>
December 31, 2018

Note 1   <u>**Organization and nature of business**</u>

Crowdfunder Financial Services, Inc. (the "Company") was formed in 2016 and is a California corporation. The Company is a wholly-owned subsidiary of Crowdfunder, Inc. (the "Parent"). The Company's primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds, Regulation A and Regulation S offerings, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on April 4, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

<u>**Going Concern and Liquidity Risk**</u>

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a net loss of $49,524 and relied on contributions from member of $29,950 to fund its operation. These results and the $15,097of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

In 2019, the Company will focus on expanding its revenues from new customers. The Company will require greater revenues from its placement fee line of business to achieve profitable results. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

Note 2   <u>**Summary of significant accounting policies**</u>

<u>**Fair value of financial instruments**</u>
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

<u>**Revenue recognition**</u>
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition(continued)
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
The Company has evaluated subsequent events through April 11, 2019, which is the date the financial statements were available to be issued.

Note 3   **Restatement**

The financial statements reflect a restatement recorded to the 1/1/2018 stockholder's equity account balance for the correction of improperly capitalized organizational costs recorded in the prior period.

CROWDFUNDER FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2018

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 the Company's net capital was $(511) which was $(5,511) less than its required net capital of $5,000. The Company's aggregate indebtedness to net capital was -3.05 to 1.

From February 13, 2018 through December 31, 2018, the Company's net capital was below its minimum net capital requirement. The Company made notice pursuant to SEC Rule 17a-11. The Company did not conduct any securities business during the period of net capital deficiency. FINRA has not imposed any additional sanctions on the Company due to its net capital deficiency.

Note 5   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 6   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Related party transactions**

The Company utilizes office space owned by the sole member. No rent was charged to the Company for the year ended December 31, 2018. Due to related party of $7,000, as shown of the statement of financial condition represents cash advances made by the Parent. No other fees or charges are due to the Parent at December 31, 2018.

CROWDFUNDER FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2018

Capital

Stockholders' deficit	$	(511)

Deductions and charges:

Nonallowable assets:		-
Net capital	$	(511)

Aggregate indebtedness

Accounts payable and accrued expenses	$	15,608

Computation of basic net capital requirement

Minimum net capital required	$	1,041
Minimum dollar net capital required		5,000
Net capital requirement		5,000

Excess net capital	$	(5,511)
Net capital less 120% of minimum		
dollar net capital required	$	(6,511)

Percentage of aggregate indebtedness to net capital	-3054%

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2018)

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	(511)
Adjustments		
Increase (Decrease) in Equity		(52,707)
(Increase) Decrease in Non-Allowable Assets		52,707
Net Capital per Audit	$	(511)
Reconciled Difference		-

CFI Securities
Exemption Report
December 31, 2018

CFI Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018 without exception.

(3) The Company has no exceptions to report this fiscal year.

I, Daniel Beaton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Financial operations principal



Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Daniel Beaton
CFI Securities, Inc.
830 Traction Avenue,
Suite 3A
Los Angeles, CA 90013

Dear Daniel Beaton:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which CFI Securities, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. CFI Securities, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. CFI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

April 11, 2019